UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

New Frontier Media, Inc.
(Name of Subject Company)

New Frontier Media, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

644398109
(CUSIP Number of Class of Securities)

Alan L. Isaacman
Chairman of the Board
6000 Spine Road, Suite 100

Boulder, Colorado  80301

(303) 444-0900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Keith E. Gottfried, Esq. Alston & Bird LLP The Atlantic Building 950 F Street, N.W. Washington, DC 20004-1404 (202) 239-3300	Scott A. Berdan, Esq. Holland & Hart LLP One Boulder Plaza 1800 Broadway, Suite 300 Boulder, CO 80302-5234 (303) 473-2700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by New Frontier Media, Inc., a Colorado corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 29, 2012, relating to the tender offer by Flynt Broadcast, Inc. (“Merger Sub”), a Colorado corporation and wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company (“Parent”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of the Company’s common stock at a price per share equal to (i) $2.02, net to the seller in cash, without interest and subject to any required withholding taxes, and (ii) one contingent right per Company share of common stock, which shall represent the contractual right to receive a contingent cash payment (as such term is defined in the Contingent Payment Rights Agreement in the form attached to the Merger Agreement as Exhibit A), upon the terms and conditions set forth in the Offer to Purchase dated October 29, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be supplemented or amended from time to time, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on October 29, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 (Additional Information) of the Schedule 14D-9 is hereby further amended and supplemented by adding the following new paragraph after the penultimate paragraph in Item 8 as follows:

“Expiration of Tender Offer

The Offer expired, as originally scheduled, at 12:00 midnight, New York City time, on November 27, 2012 (the end of the day). Corporate Stock Transfer, Inc., the depositary for the Offer, has advised Parent that as of such time approximately 14,363,687 Shares were validly tendered and not withdrawn in the Offer (including 1,570,298 Shares delivered through Notices of Guaranteed Delivery), representing in the aggregate approximately 83.1% of the outstanding Shares (on a fully-diluted basis, including Shares issuable under any outstanding warrants or options that were exercisable as of such date). Parent has accepted for payment all Shares validly tendered and not properly withdrawn and will promptly pay to all tendering shareholders $2.02 per Share, net to the seller in cash without interest, plus a contingent cash payment right in the amount of $0.04  per share for each Share.

As a result of the purchase of Shares in the Offer, Parent and Merger Sub have sufficient voting power to approve the Merger contemplated among the Company, Parent and Merger Sub without the affirmative vote of any other shareholder of the Company. Merger Sub currently intends to effect a “short-form” merger in which Merger Sub is merged with and into the Company without a meeting of shareholders, with the Company surviving the Merger and continuing as a direct, wholly-owned subsidiary of Parent. In order to accomplish the Merger as a “short-form” merger, Merger Sub currently intends to exercise the Top-Up Option pursuant to the Merger Agreement, which permits Merger Sub to purchase additional Shares directly from the Company for the same consideration paid to the shareholders in the Offer, in order to reach the 90% ownership threshold required under Colorado law to complete a “short-form” merger.

At the Effective Time of the Merger, any remaining outstanding Shares not tendered in the Offer (other than Shares held in the Company’s treasury or owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent, all of which will be cancelled and extinguished, or owned by shareholders of the Company who properly exercise appraisal rights under applicable Colorado law) will be automatically and immediately cancelled and converted into the right to receive the same consideration, without interest and less any required withholding taxes, received by holders who tendered their Shares in the Offer.

As a result of the Merger, the Shares will cease to be traded on The Nasdaq Global Select Market (“NASDAQ”) and the Company intends to notify NASDAQ of its intent to remove the Shares from listing on NASDAQ and request that NASDAQ file a delisting application with the Securities and Exchange Commission (the “SEC”) to delist and deregister the Shares pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company also intends to file with the SEC a certification on Form 15 under the Exchange Act, requesting the deregistration of the Shares and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Shares.

On November 28, 2012, the Company and Parent issued a press release announcing the expiration of the Offer and the results thereof, a copy of which is filed as Exhibit (a)(17) to this Statement and is incorporated herein by reference.”

Item 9.                                 Exhibits.

Item 9 captioned “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit (a)(17)

Press Release, dated as of November 28, 2012, of New Frontier Media, Inc. and LFP Broadcasting, LLC (incorporated by reference to Exhibit (a)(1)(G) to Amendment No. 3 to the Schedule TO filed by LFP Broadcasting, LLC and Flynt Broadcast, Inc.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Grant Williams
Name:	Grant Williams
Title:	Chief Financial Officer

Date: November 28, 2012

Exhibit Index

Exhibit No.	Description
Exhibit (a)(17)

Press Release, dated as of November 28, 2012, of New Frontier Media, Inc. and LFP Broadcasting, LLC (incorporated by reference to Exhibit (a)(1)(G) to Amendment No. 3 to the Schedule TO filed by LFP Broadcasting, LLC and Flynt Broadcast, Inc.)